EXHIBIT 99.1

8,667,000 Shares

DHX MEDIA LTD.

(incorporated under the Canada Business Corporations Act)

Variable Voting Shares

Common Voting Shares

UNDERWRITING AGREEMENT

April 26, 2016

CANACCORD GENUITY CORP.

Brookfield Place

161 Bay Street, Suite 3000

P.O. Box 516

Toronto, ON

Canada M5J 2S1

As Representative of the several

Underwriters named in Schedule I hereto

Ladies and Gentlemen:

DHX Media Ltd., a company continued under the Canada Business Corporations Act (the “Company”), proposes to sell to the several underwriters (the “Underwriters”) named in Schedule I hereto for whom Canaccord Genuity Corp. is acting as representative (the “Representative”), an aggregate of 8,667,000 shares of the Company (the “Firm Shares”), consisting of a combination of variable voting shares of the Company (the “Variable Voting Shares”) and common voting shares of the Company (the “Common Voting Shares”). The Company has also granted to the several Underwriters an option to purchase up to an aggregate of 1,300,050 additional shares of the Company, consisting of a combination of Variable Voting Shares and Common Voting Shares, on the terms and for the purposes set forth in Section 3 hereof (the “Option Shares”). The Firm Shares and any Option Shares purchased pursuant to this Underwriting Agreement are herein collectively called the “Securities.”

The Securities purchased by the Underwriters pursuant to this Underwriting Agreement consist of a combination of Variable Voting Shares and Common Voting Shares. Each purchaser acquiring Securities from the Underwriters, or through other investment dealers or brokers making sales of Securities on behalf of the Underwriters, will acquire Variable Voting Shares unless such purchaser is a “Canadian” as defined in the Direction to the CRTC (Ineligibility of Non-Canadians), SOR/97-192, made pursuant to the Broadcasting Act (Canada), in which case such purchaser will acquire Common Voting Shares.

The Company hereby confirms its agreement with respect to the sale of the Securities to the several Underwriters.

1. Registration Statement and Prospectus. The Company has prepared and filed with the securities regulatory authorities (each a “Qualifying Authority” and, collectively, the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated June 24, 2015 in the English and French languages (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus dated July 2, 2015 in the English and French languages (the “Canadian Final Base Prospectus”), in respect of an aggregate of up to US $200,000,000 in certain securities of the Company, including, but not limited to, Variable Voting Shares and Common Voting Shares (collectively, the “Shelf Securities”). The Nova Scotia Securities Commission (the “Reviewing Authority”) is the Company’s principal regulator under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the qualification of the Shelf Securities. The Reviewing Authority has issued a Passport decision document under the Passport System evidencing that a receipt has been issued (a “Passport Decision Document”) on behalf of itself and the other Qualifying Authorities other than the Ontario Securities Commission, and evidencing the issuance of a receipt by the Ontario Securities Commission, for each of the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated July 2, 2015 in both the English and the French language relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued a Passport Decision Document with respect thereto or with respect to the most recent amendment thereto (if any) in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”).

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-205210) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “Securities Act” or “Act”) and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the English language version of the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) or (b) under the Securities Act. Such registration statement, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Registration Statement at the time it originally became effective is herein called the “Original Registration Statement.” Any registration statement filed by the Company pursuant to General Instruction II.E of Form F-10 under the Securities Act is called the “Upsizing Registration Statement” and, from and after the date and time of filing of the Upsizing Registration Statement, the term “Registration Statement” shall include the Upsizing Registration Statement. The prospectus in the form in which it appeared in the Original Registration Statement is herein called the “U.S. Base Prospectus.”

In addition, the Company (i) shall prepare and file with the Qualifying Authorities in accordance with Section 4(a) hereof a prospectus supplement in both the English and French language (the “Canadian Prospectus Supplement”) to the Canadian Base Prospectus relating to the Securities (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Prospectus”), and (ii) shall prepare and file with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 4(a) hereof a prospectus supplement (the “U.S. Prospectus Supplement”) to the U.S. Base Prospectus relating to the offering of the Securities consisting of the English language version of the Canadian Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required pursuant to Item 1 of Part I of Form F-10 (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Prospectus”). The U.S. Prospectus and the Canadian Prospectus are referred to herein as the “Prospectuses.” Any amendment to the Canadian Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, business acquisition report, material change report or other document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Securities, where such document is, or is deemed to be, incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Prospectus and prior to the First Closing Date (as defined below) or the Second Closing Date (as defined below), as applicable, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Rules and Regulations and (ii) any such document so filed prior to the First Closing Date or the Second Closing Date, as applicable.

The Canadian Prospectus Supplement and the U.S. Prospectus Supplement will provide that all of the Securities are being qualified by prospectus under Canadian securities laws for distribution to purchasers in each province of Canada as well as being registered under the Securities Act.

The Underwriters shall offer the Securities for sale to the public directly and through other investment dealers and brokers in the United States and in Canada only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than Canada or such states of the United States in which the Securities are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Securities or the filing of a prospectus or any similar document with respect to the Securities by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction. Sales of Securities in Canada may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements is available, or such requirements do not apply.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”).

For purposes of this Agreement, all references to the Registration Statement, any Upsizing Registration Statement, the U.S. Base Prospectus, any Issuer Free Writing Prospectus (as defined below) or the U.S. Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). For purposes of this Agreement, unless otherwise stated, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, or the Canadian Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval in the English language (“SEDAR”).

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, any Upsizing Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, any Upsizing Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is incorporated by reference in or otherwise deemed by Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which are “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which are incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectus, as the case may be.

2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the several Underwriters as follows:

(a) The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction, is not in default under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the Exchange Act, the Canadian Securities Laws and the requirements of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market (“NASDAQ”). The Company meets the general eligibility requirements for use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act. The Reviewing Authority has issued a Passport Decision Document on behalf of itself and the other Qualifying Authorities other than the Ontario Securities Commission, and evidencing the issuance of a receipt by the Ontario Securities Commission, for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the Passport Decision Document for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except for any document filed with the Qualifying Authorities subsequent to the date of such Passport Decision Document in the form heretofore delivered to the Representative.

(b) The Statutory Prospectus (as defined below) at the Time of Sale (as defined below) will comply with the requirements of the Securities Act and the Rules and Regulations and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) The Original Registration Statement initially became effective under the Securities Act on July 2, 2015 and any Upsizing Registration Statement has become effective or will become effective upon filing with the Commission. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Securities) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

(d) The Registration Statement, any Upsizing Registration Statement and any post-effective amendment thereto, at the time it became effective, at all other subsequent times until the expiration of the Prospectus Delivery Period (as defined below), and at the First Closing Date and the Second Closing Date (as defined below), as the case may be, and the U.S. Prospectus (or any amendment or supplement to the U.S. Prospectus), at the time it is first filed in accordance with General Instruction II.L of Form F-10 or the time of first use within the meaning of the Rules and Regulations, at all subsequent times until expiration of the Prospectus Delivery Period, and at the First Closing Date and the Second Closing Date, as the case may be, complied and will comply in all material respects with the applicable requirements and provisions of the Securities Act and the Rules and Regulations and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the immediately preceding sentence do not apply to statements in or omissions from the Registration Statement, any Upsizing Registration Statement, or any post-effective amendment thereto, or the Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with written information relating to an Underwriter furnished to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f).

At the time of filing thereof with the Qualifying Authorities and at the First Closing Date and the Second Closing Date: (A) the Canadian Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations made and forms prescribed under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices of the Qualifying Authorities made in connection with the transactions contemplated by this Agreement (collectively, the “Canadian Securities Laws”); (B) the Canadian Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company and the Subsidiaries (as defined below), taken as a whole, and will not contain a misrepresentation, as defined under Canadian Securities Laws, and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (C) the French language versions of the Canadian Prospectus, including the Canadian Base Prospectus and all of the documents incorporated by reference therein (and any further amendments or supplements thereto, including any Supplementary Material), are in all material respects a complete and proper translation of the English language version thereof.

The U.S. Prospectus will conform to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Item 1 of Part I Form F-10 and the applicable rules and regulations of the Commission.

(e) Neither (A) any Issuer General Free Writing Prospectus(es) issued at or prior to the Time of Sale and set forth on Schedule II, and the Statutory Prospectus at the Time of Sale, all considered together (collectively, the “Time of Sale Disclosure Package”), nor (B) any individual Issuer Limited-Use Free Writing Prospectus, when considered together with the Time of Sale Disclosure Package, includes or included as of the Time of Sale any untrue statement of a material fact or omit or omitted as of the Time of Sale to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Underwriters specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f). As used in this paragraph and elsewhere in this Agreement:

(i) “Time of Sale” means 4:30 p.m. (Eastern time) on the date of this Agreement, or such other time as agreed to by the Company and the Representative.

(ii) “Statutory Prospectus” means the U.S. Base Prospectus, as amended and supplemented immediately prior to the Time of Sale, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof. For purposes of this definition, information contained in a form of prospectus filed in accordance with General Instruction II.L of Form F-10 shall be considered to be included in the Statutory Prospectus as of the actual time that form of prospectus is filed with the Commission under the Securities Act.

(iii) “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, relating to the Securities that (A) is required to be filed with the Commission by the Company, or (B) is exempt from filing pursuant to Rule 433(d)(5)(i) under the Securities Act because it contains a description of the Securities or of the offering that does not reflect the final terms, or is a “bona fide electronic roadshow,” as defined in Rule 433 of the Rules and Regulations, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act.

(iv) “Issuer General Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule II hereto.

(v) “Issuer Limited-Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Free Writing Prospectus.

(f) (A) Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the Prospectus Delivery Period or until any earlier date that the Company notified or notifies the Underwriters as described in Section 4(c)(B), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, any Statutory Prospectus or the Prospectus. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished in writing to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f).

(B)(1) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Securities and (2) at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 (without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the Securities Act.

(C) Each Issuer Free Writing Prospectus satisfied, as of its issue date and at all subsequent times through the Prospectus Delivery Period, all other conditions to use thereof as set forth in Rules 164 and 433 under the Securities Act.

(g) The U.S. Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The English and French versions of the Canadian Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering, including the Canadian Base Prospectus and all of the documents incorporated by reference therein (and any further amendments or supplements thereto, including any Supplementary Material), are or will be identical to the electronically transmitted copies thereof filed by the Company with the Qualifying Authorities pursuant to SEDAR in the English and French languages.

(h) The financial statements of the Company, together with the related notes, set forth or incorporated by reference in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses comply in all material respects with the requirements of the Securities Act and the Exchange Act and fairly present the financial condition of the Company as of the dates indicated and the results of operations and changes in cash flows for the periods therein specified in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board, consistently applied throughout the periods involved;; and the supporting schedules included in the Registration Statement, if any, the Time of Sale Disclosure Package and the Prospectuses have been derived from the accounting records of the Company and present fairly the information required to be stated therein. No other schedules or financial statements are required to be included in the Registration Statement, the Time of Sale Disclosure Package or the Prospectuses. To the Company’s knowledge, PricewaterhouseCoopers LLP which has expressed its opinion with respect to certain financial statements filed as a part of the Registration Statement and included in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, are independent public accountants as required by the Securities Act, the Rules and Regulations and Canadian Securities Laws, are in good standing with the Canadian Public Accountability Board and are independent with respect to the Company within the meaning of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the periods required under the general instruction (III.B.) of Form F-10, and are also independent with respect to the Company as required by the Canada Business Corporations Act, applicable Canadian Securities Laws and applicable Canadian professional standards. There has not been a “reportable event” (within the meaning of Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations) between PricewaterhouseCoopers LLP and the Company. Except as described in the Time of Sale Disclosure Package and the Prospectuses, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations), or any other relationships with unconsolidated entities or other persons, that may have a material current or, to the Company’s knowledge, future effect on the Company’s financial condition, changes in financial condition or results of operations. All non-IFRS financial information included in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses complies in all material respects with the requirements of Regulation G under the Securities Act and the published policies of the Canadian securities regulatory authorities regarding the use of non-IFRS financial information.

(i) The Company has been duly continued and is validly existing as a company in good standing under the Canada Business Corporations Act. The Company has full corporate power and authority to own its properties and conduct its business as currently being conducted and as described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, and is duly qualified to do business as a foreign corporation in good standing in each jurisdiction in which the failure to so qualify might result in a material adverse change in the general affairs, condition (financial or otherwise), business, prospects, property, operations or results of operations of the Company (“Material Adverse Change”).

(j) Each of the subsidiaries listed on Schedule III (the “Subsidiaries”) has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or organization, has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Time of Sale Disclosure Package and the Prospectuses and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing could not reasonably be expected to result in a Material Adverse Change. All of the issued and outstanding shares in the capital of each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, except for any security interests, mortgages, pledges, liens, encumbrances, claims or equities that are described in the Time of Sale Disclosure Package and the Prospectuses or as would not reasonably be expected to result in a Material Adverse Change; none of the outstanding shares in the capital of the Subsidiaries was issued in violation of preemptive or other similar rights of any shareholder of the Subsidiaries. Other than the Subsidiaries, Thunderbird Films and Woozworld Inc. and non-material subsidiaries of the Company, the Company, directly or indirectly, owns no capital stock or other equity or ownership or proprietary interest in any corporation, partnership, association, trust or other entity.

(k) Except as contemplated in the Time of Sale Disclosure Package and the Prospectuses, subsequent to the date as of which information is given in the Time of Sale Disclosure Package, (a) the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and (b) there has not been any change in the capital stock (other than a change in the number of outstanding shares of Variable Voting Shares or Common Voting Shares due to conversions of Variable Voting Shares or Common Voting Shares in accordance with their terms or the issuance of equity compensation awards under the Company’s equity compensation plans or shares upon the exercise of outstanding options or warrants), or any material change in the short term or long term debt, or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock, of the Company (other than issuances of equity compensation awards under the Company’s equity compensation plans), or any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change.

(l) Except as set forth in the Time of Sale Disclosure Package and the Prospectuses, there is not pending or, to the knowledge of the Company, threatened or contemplated, any action, suit or proceeding to which the Company or any Subsidiary is a party or of which any property or assets of the Company or any such Subsidiary is the subject before or by any court or governmental agency, authority or body, or any arbitrator, which, individually or in the aggregate, could reasonably be expected to result in any Material Adverse Change. There are no current or pending legal, governmental or regulatory actions, suits or proceedings that are required to be described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses that have not been so described.

(m) There are no material statutes, regulations, contracts or documents that are required to be described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses or to be filed as exhibits to the Registration Statement by the Securities Act or by the Rules and Regulations that have not been so described or filed.

(n) This Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid, legal and binding obligation of the Company, enforceable in accordance with its terms, except as rights to indemnity hereunder may be limited by federal, provincial or state securities laws and except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity. The execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any such Subsidiary is a party or by which the Company or any such Subsidiary is bound or to which any of the property or assets of the Company or any such Subsidiary is subject, (B) result in any violation of the provisions of the charter, articles of incorporation or by-laws of the Company or any Subsidiary or (C) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental agency or regulatory authority, except, in the case of clause (A), any lien, charge, encumbrance, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument that, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. No consent, approval, authorization or order of, or filing by the Company with, any court or governmental agency or body is required for the execution, delivery and performance of this Agreement or for the consummation of the transactions contemplated hereby, including the issuance or sale of the Securities by the Company, except such as may be required under the Securities Act, Canadian Securities Laws, the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), NASDAQ, the TSX or state securities or blue sky laws; and the Company has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby including the authorization, issuance and sale of the Securities as contemplated by this Agreement.

(o) All of the issued and outstanding shares in the capital of the Company, including the outstanding Variable Voting Shares and Common Voting Shares, are duly authorized and validly issued, fully paid and nonassessable, have been issued in compliance with all Canadian and, to the extent applicable, U.S. securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities that have not been waived in writing; the Securities which may be sold hereunder by the Company have been duly authorized and, when issued, delivered and paid for in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable; and the authorized share capital of the Company, including the Variable Voting Shares and the Common Voting Shares, conforms to the description thereof in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses. Except as otherwise described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, there are no preemptive rights or other rights to subscribe for or to purchase, or any restriction upon the voting or transfer of, any Variable Voting Shares or Common Voting Shares pursuant to the Company’s charter, by-laws or any agreement or other instrument to which the Company is a party or by which the Company is bound, other than options to purchase Variable Voting Shares or Common Voting Shares under the Company’s existing stock option plans. Except as described in the Registration Statement, in the Time of Sale Disclosure Package and in the Prospectuses, neither the filing of the Registration Statement nor the offering or sale of the Securities as contemplated by this Agreement gives rise to any rights for or relating to the registration of any Variable Voting Shares or Common Voting Shares or other securities of the Company that have not been fully complied with or previously waived. Except as described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, there are no options, warrants, agreements, contracts or other rights in existence to purchase or acquire from the Company any shares in the capital of the Company. The Company has an authorized and outstanding capitalization as set forth in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses. The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Time of Sale Disclosure Package and the Prospectuses accurately and fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, options and rights.

(p) The Company and each of the Subsidiaries holds, and is operating in compliance with all franchises, grants, authorizations, licenses, permits, easements, consents, certificates and orders of any Governmental Authority or self-regulatory body required for the conduct of its business, except where the failure to be in compliance could not reasonably be expected to result in a Material Adverse Change, and all such franchises, grants, authorizations, licenses, permits, easements, consents, certifications and orders are valid and in full force and effect; and none of the Company or any Subsidiary has received notice of any revocation or modification of any such franchise, grant, authorization, license, permit, easement, consent, certification or order or has reason to believe that any such franchise, grant, authorization, license, permit, easement, consent, certification or order will not be renewed in the ordinary course; and the Company is in compliance in all material respects with all applicable U.S. and Canadian federal, provincial, state, local and foreign laws, regulations, orders and decrees.

(q) The Company and each of the Subsidiaries has good and marketable title to all property (whether real or personal) reflected as owned in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, in each case free and clear of all liens, claims, security interests, other encumbrances or defects except as described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, and except those that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. The property held under lease by the Company or any Subsidiary is held by it under valid, subsisting and enforceable leases with only such exceptions with respect to any particular lease as do not interfere in any material respect with the conduct of the business of the Company or such Subsidiary.

(r) The Company and each of the Subsidiaries owns, possesses, or can acquire on reasonable terms, all Intellectual Property (as defined below) necessary for the conduct of their respective businesses as now conducted or as described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses to be conducted, except as such failure to own, possess, or acquire such rights could not reasonably be expected to result in a Material Adverse Change. Except as set forth in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, (A) to the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any such Intellectual Property, except as such infringement, misappropriation or violation could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (B) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s or any Subsidiary’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (C) the Intellectual Property owned by the Company or any Subsidiary, and to the knowledge of the Company, the Intellectual Property licensed to the Company or any Subsidiary, have not been adjudged invalid or unenforceable, in whole or in part, and, to the knowledge of the Company, there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property that could reasonably be expected to result in a Material Adverse Change, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (D) to the knowledge of the Company, there is no pending or threatened action, suit, proceeding or claim by others that the Company or any Subsidiary infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, and none of the Company or any Subsidiary has received any written notice of such claim and none of the Company or any Subsidiary is aware of any other fact which would form a reasonable basis for any such claim; and (E) to the Company’s knowledge, no employee of the Company or any Subsidiary is or has ever been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or any such Subsidiary or actions undertaken by the employee while employed with the Company or any such Subsidiary, except as such violations could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. “Intellectual Property” shall mean all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and other intellectual property.

(s) None of the Company or any Subsidiary is (A) in violation of its respective articles of incorporation (or similar formation documents) or bylaws; (B) in breach of or otherwise in default, and no event has occurred which, with notice or lapse of time or both, would constitute such a default in the performance or observance of any term, covenant, obligation, agreement or condition contained in any bond, debenture, note, indenture, loan agreement, mortgage, deed of trust or any other contract, lease or other instrument to which it is subject or by which it may be bound, or to which any of the material property or assets of the Company or any Subsidiary is subject; or (C) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of (B) and (C) above, as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(t) The Company and each Subsidiary has timely filed all material United States federal, Canadian federal, state, provincial, local and foreign income and franchise tax returns required to be filed and is not in default in the payment of any material taxes which were payable pursuant to said returns or any assessments with respect thereto, other than any which the Company or such Subsidiary is contesting in good faith. Except as set forth in the Time of Sale Disclosure Package and the Prospectuses, there is no material pending dispute with any taxing authority relating to any of such returns and the Company has no knowledge of any proposed liability for any tax to be imposed upon the properties or assets of the Company or any Subsidiary for which there is not an adequate reserve reflected in the Company’s or any such Subsidiary’s financial statements included in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses.

(u) None of the Company or any Subsidiary has distributed or will distribute any prospectus or other offering material in connection with the offering and sale of the Securities other than the Time of Sale Disclosure Package or the Prospectuses or other materials permitted by the Securities Act to be distributed by the Company; provided, however, that, except as set forth on Schedule II, the Company has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except in accordance with the provisions of Section 4(o) of this Agreement.

(v) The Variable Voting Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act, are listed on NASDAQ under the ticker symbol “DHXM,” the Variable Voting Shares are listed on the TSX under the symbol “DHX.A” and the Common Voting Shares are listed on the TSX under the symbol “DHX.B”. The Company has taken no action designed to, or that reasonably could be expected to have the effect of, terminating the registration of the Variable Voting Shares under the Exchange Act or delisting the Variable Voting Shares from NASDAQ or the TSX or the Common Voting Shares from the TSX, nor has the Company received any written notice that it is not in compliance with the listing or maintenance requirements of NASDAQ or the TSX. The Company believes that it is, and has no reason to believe that it will not in the foreseeable future continue to be, in material compliance with all such listing and maintenance requirements. Except as described in the Registration

Statement, the Time of Sale Disclosure Package or the Prospectuses, there are no affiliations among the Company’s directors and officers and members of FINRA other than as disclosed to FINRA. A Registration Statement relating to the Variable Voting Shares on Form 40-F under the Exchange Act has become effective.

(w) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board, and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and none of the Company, its board of directors and audit committee is aware of any “significant deficiencies” or “material weaknesses” (each as defined by the rules adopted by the Commission) in its internal control over financial reporting, or any fraud that involves management or other employees of the Company who have a significant role in the Company’s internal controls; and since the end of the latest audited fiscal year, there has been no change in the Company’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s board of directors has, subject to the exceptions, cure periods and the phase in periods specified in the applicable stock exchange rules (“Exchange Rules”), validly appointed an audit committee to oversee internal accounting controls whose composition satisfies the applicable independence and other requirements of the Exchange Rules and Canadian Securities Laws, and the Company’s board of directors and/or the audit committee has adopted a charter that satisfies the requirements of the Exchange Rules and Canadian Securities Laws.

(x) The Company maintains on a consolidated basis disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 – Certification of Disclosures in Issuer’s Annual and Interim Filings; such controls and procedures are effective to ensure that all material information concerning the Company and the Subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities. The Company has utilized such controls and procedures in preparing and evaluating the disclosures in the Registration Statement, in the Time of Sale Disclosure Package and in the Prospectuses. Neither the Company’s board of directors nor the audit committee of the Company’s board of directors has been informed, nor is any director of the Company or the Company aware, of (A) any significant deficiencies in the design or operation of the Company’s internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weakness in the Company’s internal controls; or (B) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls.

(y) No material relationship, direct or indirect, exists between or among the Company or any Subsidiary, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any Subsidiary, on the other hand, which is required to be described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses which is not so described. Following the registration of the Variable Voting Shares under the Exchange Act, none of the Company or any Subsidiary has, directly or indirectly, extended or maintained credit, or arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of the Company’s directors or executive officers in violation of applicable laws, including Section 402 of the Sarbanes-Oxley Act.

(z) Except as described in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, the Company and each of the Subsidiaries: (A) is and at all times has been in material compliance with all applicable U.S., Canadian and foreign statutes, rules, regulations, or guidances applicable to the Company and the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company (“Applicable Laws”), except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (B) has not received any warning letter, untitled letter or other correspondence or written notice from any U.S. or Canadian federal, state, provincial or foreign governmental authority having authority over the Company (“Governmental Authority”) alleging or asserting noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”); (C) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in violation of any term of any such Authorizations, except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (D) has not received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or third party alleging that any product, operation or activity is in violation of any Applicable Laws or Authorizations and has no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received written notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and the Company has no knowledge that any such Governmental Authority is considering such action; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission).

(aa) The Company and each of the Subsidiaries (A) is in compliance with any and all applicable United States and Canadian federal, state, provincial, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (B) has received and is in material compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business; and (C) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in any such case for any such failure to comply, or failure to receive required permits, licenses or approvals, or liability as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(bb) The documents incorporated by reference in the Time of Sale Disclosure Package and in the Prospectuses, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to all applicable requirements of the Securities Act or the Exchange Act and all applicable requirements of Canadian Securities Laws, as the case may be, and were filed on a timely basis with the Commission and with the Qualifying Authorities, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; any further documents so filed and incorporated by reference in the Time of Sale Disclosure Package or in the Prospectuses, when such documents are filed with the Commission, will conform in all material respects to all applicable requirements of the Securities Act or the Exchange Act and all applicable requirements of Canadian Securities Laws, as the case may be, and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, and the Canadian Prospectus complied or will comply when so filed and at the First Closing Date and the Second Closing Date, as the case may be, in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the First Closing Date and the Second Closing Date, as the case may be, any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(cc) The Company and each Subsidiary (A) is in compliance, in all material respects, with any and all applicable United States and Canadian federal, state, provincial, local and foreign laws, rules, regulations, treaties, statutes and codes promulgated by any and all governmental authorities (including pursuant to the Occupational Health and Safety Act, if applicable) relating to the protection of human health and safety in the workplace (“Occupational Laws”); (B) has received all material permits, licenses or other approvals required of it under applicable Occupational Laws to conduct its business as currently conducted; and (C) is in compliance, in all material respects, with all terms and conditions of such permit, license or approval. No action, proceeding, revocation proceeding, writ, injunction or claim is pending or, to the Company’s knowledge, threatened against the Company relating to Occupational Laws, and the Company does not have knowledge of any facts, circumstances or developments relating to its operations that could reasonably be expected to form the basis for or give rise to such actions, suits, investigations or proceedings. Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is maintained, administered or contributed to by the Company, any Subsidiary, or any of their respective affiliates, for employees or former employees of the Company or any Subsidiary, has been administered in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to, ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), except for instances of non-compliance that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. No non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any such plan that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, all required contributions to such plans have been made when due in all material respects, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions or the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions does not exceed the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) by a material amount.

(dd) Except as set forth in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, none of the Company or any Subsidiary has granted rights to develop, manufacture, produce, assemble, distribute, license, market or sell its products to any other person and is not bound by any agreement that affects the Company’s or any Subsidiary’s exclusive right to develop, manufacture, produce, assemble, distribute, license, market or sell its products, other than such rights or agreements that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(ee) Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses is not based on or derived from sources that are reliable and accurate in all material respects.

(ff) Other than as contemplated by this Agreement, none of the Company or any Subsidiary has incurred any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(gg) The Company is not presently doing business with the government of Cuba or with any person or affiliate located in Cuba.

(hh) The Company and each Subsidiary carries, or is covered by, insurance in such amounts and covering such risks as is adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries; and the Company and each Subsidiary has (A) not received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (B) no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business. All such insurance is outstanding and duly in force on the date hereof.

(ii) No labor problem or dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is threatened or imminent, and the Company is not aware of any existing or imminent labor dispute by the employees of any of the Company’s or the Subsidiary’s principal suppliers, contractors or customers, that could reasonably be expected to have a Material Adverse Change.

(jj) None of the Company, any Subsidiary or, to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any Subsidiary has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (C) violated or is in violation of any provision of the Canadian Corruption of Foreign Public Officials Act or the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (D) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(kk) None of the Company, any Subsidiary or, to the knowledge of the Company, any director, officer or employee of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(ll) The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with the anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which they are subject (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any Subsidiary with respect to the Anti-Money Laundering Laws is, to the knowledge of the Company, pending or threatened.

(mm) None of the Company or any Subsidiary is or, after giving effect to the offering, the sale of the Securities and the intended use of proceeds of the offering, will be registered or required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended.

(nn) Except as described in the Prospectuses or otherwise obtained by the Company, no approval of the shareholders of the Company is required for the Company to issue and deliver to the Underwriters the Securities, including such as may be required pursuant to the rules and regulations of any trading market.

(oo) The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the Commission thereunder.

(pp) The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s articles of incorporation or by-laws, the Canada Business Corporations Act or other applicable Canadian laws that is or could reasonably be expected to become applicable to any of the Underwriters as a result of the Underwriters and the Company fulfilling their obligations or exercising their rights under the Agreement, including, without limitation, the Company’s issuance of the Securities and the Underwriters’ ownership of the Securities.

(qq) To the knowledge of the Company, the Company is currently in compliance with the Canadian ownership and control requirements applicable to broadcasting undertakings pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians), SOR/97-192, made pursuant to the Broadcasting Act (Canada), and will not cease to be in compliance with such requirements as a result of the completion of the offering and the sale of the Securities.

(rr) To enable the Underwriters to rely on Rule 5110(b)(7)(C)(ii) of FINRA, the Company represents that, as of the date of this Agreement, the Company (i) has an aggregate public common equity float of greater than $CAD 360 million, (ii) has a non-affiliate, public common equity float of greater than $CAD 75 million, (iii) is a foreign private issuer, as defined under the Securities Act, and (iv) has been subject to the reporting requirements of any securities commission or equivalent regulatory authority in Canada for a period of at least 36 calendar months immediately preceding (x) the date the Original Registration Statement was declared effective and (y) the date of this Agreement.

3. Purchase, Sale and Delivery of Securities.

(a) On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell the Firm Shares to the several Underwriters, and each Underwriter agrees, severally and not jointly, to purchase from the Company the number of Firm Shares set opposite the name of such Underwriter in Schedule I hereto, subject to adjustments in accordance with Section 9 hereof. The purchase price for each Firm Share shall be C$7.50 per share against payment by the Company of a fee of C$0.3375 per share. In making this Agreement, each Underwriter is contracting severally and not jointly; except as provided in Section 8 hereof, the agreement of each Underwriter is to purchase only the respective number of Firm shares specified in Schedule I.

The Firm Shares will be delivered by the Company to the Representative for the accounts of the several Underwriters against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Canaccord Genuity Corp., Brookfield Place, 161 Bay Street, Suite 3000, P.O. Box 516, Toronto, ON, Canada M5J 2S1, or such other location as may be mutually acceptable, at 8:00 am Eastern time on the fourth full business day following the date hereof, or at such other time and date as the Representative and the Company determine pursuant to Rule 15c6-1(a) under the Exchange Act, such time and date of delivery being herein referred to as the “First Closing Date.” If the Representative so elects, delivery of the Firm Shares may be made by credit through full fast transfer to the accounts at The Depository Trust Company designated by the Representative, or through CDS Clearing and Depository Services Inc. The Representative shall confirm to the Company in writing at least two business days prior to the First Closing Date the respective numbers of Variable Voting Shares and Common Voting Shares to be delivered on the First Closing Date.

(b) On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the several Underwriters an option to purchase all or any portion of the Option Shares to be sold by the Company hereunder, at the same purchase price as the Firm Shares, for use solely in covering any over-allotments made by the Underwriters in the sale and distribution of the Firm Shares, and for market stabilization purposes. The option granted hereunder may be exercised in whole or in part at any time and from time to time within 30 days after the First Closing Date upon notice (confirmed in writing) by the Representative to the Company setting forth the aggregate number of Option Shares as to which the several Underwriters are exercising the option, the names and denominations in which the certificates for the Option Shares are to be registered and the date and time, as determined by the Representative, when the Option Shares are to be delivered, such time and date being herein referred to as the “Second Closing” and “Second Closing Date”, respectively; provided, however, that the Second Closing Date shall not be earlier than the First Closing Date nor earlier than the second business day after the date on which the option shall have been exercised. The number of Option Shares to be purchased by each Underwriter shall be the same percentage of the total number of Option Shares to be purchased by the several Underwriters as the number of Firm Shares to be purchased by such Underwriter is of the total number of Firm Shares to be purchased by the several Underwriters, as adjusted by the Representative in such manner as the Representative deems advisable to avoid fractional shares. No Option Shares shall be sold and delivered unless the Firm Shares previously have been, or simultaneously are, sold and delivered.

The Option Shares will be delivered by the Company to the Representative against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Canaccord Genuity Corp., Brookfield Place, 161 Bay Street, Suite 3000, P.O. Box 516, Toronto, ON, Canada M5J 2S1, or such other location as may be mutually acceptable, at 8:00 am Eastern time, on the Second Closing Date. The Company will pay a fee of C$0.3375 per share for each Option Share purchased by the Underwriters. If the Representative so elects, delivery of the Option Shares may be made by credit through full fast transfer to the accounts at The Depository Trust Company designated by the Representative, or through CDS Clearing and Depository Services Inc. The Representative shall confirm to the Company in writing at least two business days prior to the Second Closing Date the respective numbers of Variable Voting Shares and Common Voting Shares to be delivered on the Second Closing Date.

4. Covenants. The Company covenants and agrees with the several Underwriters as follows:

(a) During the period beginning on the date hereof and ending on the latest of: (x) the Second Closing Date; (y) such date, as in the opinion of counsel for the Underwriters, the Prospectuses are no longer required by law to be delivered (assuming the absence of Rule 172 under the Securities Act), in connection with sales by an Underwriter (the “Prospectus Delivery Period”); and (z) such date, as in the opinion of counsel for the Underwriters, that the distribution of the Securities has been completed for the purpose of the prospectus amendment requirements of Canadian Securities Laws, prior to amending or supplementing the Registration Statement, including any Upsizing Registration Statement, the Time of Sale Disclosure Package or the Prospectuses, and prior to filing any document with Canadian or U.S. securities regulatory authorities that would be incorporated by reference therein, the Company shall furnish to the Underwriters for review a copy of each such proposed amendment or supplement, or other document, and the Company shall not file any such proposed amendment or supplement, or other document, to which the Representative or counsel to the Underwriters reasonably object. Subject to this Section 4(a), immediately following execution of this Agreement, the Company will prepare the English and French language versions of the Canadian Prospectus Supplement in accordance with the Canadian Shelf Procedures and the U.S. Prospectus Supplement, consisting of the English language version of the Canadian

Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in each case in a form reasonably approved by the Representative, and will file (i) the English and French language versions of the Canadian Prospectus Supplement with the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than 5:30 p.m. (Eastern time) on April 27, 2016, and (ii) the U.S. Prospectus Supplement with the Commission pursuant to General Instruction II.L of Form F-10 as soon as possible and in any event within one business day of the filing of the Canadian Prospectus Supplement with the Qualifying Authorities.

(b) The Company will advise the Representative, promptly after it shall receive written notice of the issuance by the Commission or any of the Qualifying Authorities of any stop order or cease trade order suspending the effectiveness of the Registration Statement, or any post-effective amendment thereto, or preventing or suspending the use of the Time of Sale Disclosure Package, the Prospectuses or any Issuer Free Writing Prospectus, or the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and the Company will promptly use its best efforts to prevent the issuance of any stop order or cease trade order or to obtain its withdrawal if such a stop order or cease trade order should be issued. Additionally, the Company will notify the Representative promptly, and confirm the notice as applicable, (1) when the Canadian Prospectus Supplement shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when the U.S. Prospectus Supplement shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (3) prior to the termination of the offering of the Securities, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the Canadian Prospectus or any document incorporated by reference therein or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Prospectus or any document incorporated by reference therein or for additional information, (4) of the time when, prior to the termination of the offering of the Securities, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of the Registration Statement or supplement to the U.S. Base Prospectus.

(c) (A) During the Prospectus Delivery Period, the Company will comply as far as it is able with all requirements imposed upon it by the Securities Act, as now and hereafter amended, and by the Rules and Regulations, as from time to time in force, by the Exchange Act and by Canadian Securities Laws so far as necessary to permit the continuance of sales of or dealings in the Securities as contemplated by the provisions hereof, the Time of Sale Disclosure Package and the Prospectuses. If during such period any event shall occur or condition shall exist as a result of which the Prospectuses (or if the Prospectuses are not yet available to prospective purchasers, the Time of Sale Disclosure Package) would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend the Registration Statement or supplement the Prospectuses (or, if the Prospectuses are not yet available to prospective purchasers, the Time of Sale Disclosure Package) to comply with the Securities Act or to file under the Exchange Act or under Canadian Securities Laws any document which would be deemed to be incorporated by reference in the Prospectuses in order to comply with the Securities Act, the Exchange Act or Canadian Securities Laws, the Company will promptly notify the Representative and will amend the Registration Statement or supplement the Prospectuses (or, if the Prospectuses are not yet available to prospective purchasers, the Time of Sale Disclosure Package) or file such document (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(B) If, at any time following issuance of an Issuer Free Writing Prospectus, there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Time of Sale Disclosure Package or the Prospectuses relating to the Securities or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(d) The Company shall take or cause to be taken all necessary action to qualify the Securities for sale under the securities laws of the Qualifying Jurisdictions and to continue such qualifications in effect so long as required for the distribution of the Securities, except that the Company shall not be required in connection therewith to qualify as a foreign corporation or to execute a general consent to service of process in any state.

(e) The Company will furnish or make available to the Underwriters, at the Company’s expense, copies of the Registration Statement (which will include a manually signed copy of the Registration Statement and all consents and exhibits filed therewith upon reasonable request, which may be satisfied by PDF copies thereof), and to the Underwriters and any dealer the Time of Sale Disclosure Package, the Prospectuses (including both the English and French language versions of the Canadian Prospectus), the Issuer Free Writing Prospectus, the English and French language versions of any Supplementary Material and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Representative may from time to time reasonably request.

(f) The Company will make generally available to its security holders as soon as practicable, but in no event later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement (which need not be audited) covering a 12-month period that shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(g) The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is prevented from becoming effective under the provisions of Section 8(a) hereof or is otherwise terminated, will pay or cause to be paid (A) all expenses (including transfer taxes allocated to the respective transferees) incurred in connection with the delivery to the Underwriters of the Securities, (B) all expenses and fees (including, without limitation, fees and expenses of the Company’s accountants and counsel) in connection with the preparation, printing, filing, delivery, and shipping of the Registration Statement (including the financial statements therein and all amendments, schedules, and exhibits thereto), the Securities, the Time of Sale Disclosure Package, the Prospectuses, any Issuer Free Writing Prospectus and any amendment thereof or supplement thereto, and the printing, delivery, and shipping of this Agreement and other underwriting documents, including Blue Sky Memoranda (covering the states and other applicable jurisdictions), (C) all reasonable and documented filing fees and reasonable fees and disbursements of the Underwriters’ counsel incurred in connection with the qualification of the Securities for offering and sale by the Underwriters or by dealers under the securities or blue sky laws of the states and other jurisdictions which the Representative shall designate, provided that the amount to be paid or caused to be paid by the Company pursuant to this clause (C) shall not exceed US$10,000, (D) the fees and expenses of any transfer agent or registrar, (E) the reasonable and documented filing fees and fees and disbursements of Underwriters’ counsel incident to any required review and approval by FINRA of the terms of the sale of the Securities, (F) listing fees, if any, (G) the costs and expenses of the Company relating to investor presentations or any “roadshow” undertaken in connection with the marketing of the Securities, (H) all other costs and expenses of the Company incident to the performance of its obligations hereunder that are not otherwise specifically provided for herein and (I) all other reasonable and documented costs and expenses of the Underwriters (including reasonable fees and disbursements of counsel) incident to the performance of its obligations hereunder not otherwise specifically provided for herein, provided that the amount to be paid or caused to be paid by the Company pursuant to clauses (C), (E) and (I) with respect to such costs and expenses of the Underwriters and their counsel shall not exceed US$150,000 without the Company’s prior written consent. Except as provided in this Section 4(g), the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel. If this Agreement is terminated pursuant to Section 8(a) hereof or if the sale of the Securities provided for herein is not consummated by reason of action by the Company pursuant to Section 9 hereof which prevents this Agreement from becoming effective, or by reason of any failure, refusal or inability on the part of the Company to perform any agreement on its part to be performed, or because any other condition of the Underwriters’ obligations hereunder required to be fulfilled by the Company is not fulfilled, the Company will reimburse the Underwriters for all reasonable and documented out-of-pocket disbursements (including reasonable fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges) incurred by the Underwriters in connection with their investigation, preparing to market and marketing the Securities or in contemplation of performing their obligations hereunder, provided that the amount to be reimbursed by the Company pursuant to this sentence shall not exceed US$150,000 without the Company’s prior written consent. The Company shall not in any event be liable to the Underwriters for loss of any anticipated profits from the transactions contemplated by this Agreement.

(h) The Company intends to apply the net proceeds from the sale of the Securities to be sold by it hereunder for the purposes set forth in the Time of Sale Disclosure Package and in the Prospectuses.

(i) The Company will not, without the prior written consent of the Representative, not to be unreasonably withheld, from the date of execution of this Agreement and continuing to and including the date 90 days after the First Closing Date (the “Lock-Up Period”), (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Variable Voting Shares or Common Voting Shares or any securities convertible into or exercisable or exchangeable for Variable Voting Shares or Common Voting Shares or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Variable Voting Shares or Common Voting Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Variable Voting Shares or Common Voting Shares or such other securities, in cash or otherwise, except for (A) sales of the Securities to the Underwriters pursuant to this Agreement, (B) grants of options or the issuance of shares of Variable Voting Shares or Common Voting Shares by the Company pursuant to equity incentive plans described in the Time of Sale Disclosure Package, (C) the issuance of Variable Voting Shares or Common Voting Shares pursuant to the Company’s existing employee share purchase plan and dividend reinvestment plan, or (D) issuance of shares upon exercise or conversion of securities outstanding as of the date hereof or issued after the date hereof in compliance with this Section 4(i). The Company agrees not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

(j) The Company will cause to be delivered to the Representative on or prior to the First Closing Date a letter, in the form of Exhibit A hereto (the “Lock-Up Agreement”), from each of the Company’s directors and officers identified on Schedule IV. If requested by the Representative, the Company will issue stop-transfer instructions to the transfer agent for the Variable Voting Shares and Common Voting Shares with respect to any transaction or contemplated transaction that would constitute a breach of or default under the applicable Lock-Up Agreement.

(k) The Company has not taken and will not take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities, and has not effected any sales of Variable Voting Shares or Common Voting Shares which would be required to be disclosed in response to Item 701 of Regulation S-K under the Securities Act if applicable to the Company which have not been so disclosed in the Registration Statement.

(l) Other than as contemplated by this Agreement, the Company will not incur any liability for any finder’s or broker’s fee or agent’s commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(m) During the Prospectus Delivery Period, the Company will file with the Commission such periodic and special reports as required by the Rules and Regulations and with the Canadian securities regulatory authorities such continuous disclosure documents as required by Canadian Securities Laws.

(n) The Company will maintain such controls and other procedures, including without limitation those required by Sections 302 and 906 of the Sarbanes-Oxley Act and the applicable regulations thereunder, that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and applicable Canadian Securities Laws, including without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, to ensure that material information relating to the Company is made known to them by others within those entities.

(o) The Company will comply with all applicable provisions of the Sarbanes-Oxley Act.

(p) The Company represents and agrees that, unless it obtains the prior written consent of the Representative, it has not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act, required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the free writing prospectuses included in Schedule II. Any such free writing prospectus consented to by the Company and the Representative is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping. The Underwriters represent and agree that, unless they obtain or obtained the prior written consent of the Company, they have not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act, required to be filed with the Commission.

5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy, as of the date hereof and at each of the First Closing Date and the Second Closing Date (as if made at such closing date), of and compliance with all representations, warranties and agreements of the Company contained herein, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) The Company is relying upon the rules and procedures established pursuant to the Canadian Shelf Procedures. The Canadian Preliminary Base Prospectus and the Canadian Base Prospectus have been filed with the Qualifying Authorities and a Passport Decision Document has been issued by the Reviewing Authority in its capacity as principal regulator under the Passport System on its own behalf and on behalf of the other Qualifying Authorities other than the Ontario Securities Commission, and evidencing the issuance of a receipt by the Ontario Securities Commission, relating to the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus, respectively, and has not been revoked. The Canadian Prospectus Supplement shall have been filed with the Nova Scotia Securities Commission within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; and no order suspending the distribution of the Securities shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(b) The Company shall have filed the U.S. Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus required to be filed under the Securities Act or the Rules and Regulations with the Commission in accordance with General Instruction II.L of Form F-10 or as otherwise required and within the time period so required; the Registration Statement shall remain effective; no stop order suspending the effectiveness of the Registration Statement or any part thereof, any Upsizing Registration Statement, or any amendment thereof, nor suspending or preventing the use of the Time of Sale Disclosure Package, the U.S. Prospectus or any Issuer Free Writing Prospectus shall have been issued; no proceedings for the issuance of such an order shall have been initiated or threatened; and any request of the Commission for additional information (to be included in the Registration Statement, the Time of Sale Disclosure Package, the U.S. Prospectus, any Issuer Free Writing Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(c) No Underwriter shall have reasonably determined and advised the Company that (i) the Registration Statement or any amendment thereof or supplement thereto, or the Canadian Prospectus, contains an untrue statement of a material fact which, in the opinion of counsel to the Representative, is material or omits to state a material fact which, in the opinion of counsel to the Representative, is required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Time of Sale Disclosure Package or the Prospectuses, or any amendment thereof or supplement thereto, or any Issuer Free Writing Prospectus contains an untrue statement of fact which, in the opinion of counsel to the Representative, is material, or omits to state a fact which, in the opinion of counsel to the Representative, is material and is required to be stated therein, or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(d) Except as contemplated in the Time of Sale Disclosure Package and in the Prospectuses, subsequent to the respective dates as of which information is given in the Time of Sale Disclosure Package, the Company shall not have incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and there shall not have been any change in the capital stock (other than a change in the number of outstanding Variable Voting Shares or Common Voting Shares due to the issuance of shares upon the exercise of outstanding options or warrants), or any material change in the short-term or long-term debt of the Company, or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock of the Company, or any Material Adverse Change or any development reasonably likely to result in a Material Adverse Change (whether or not arising in the ordinary course of business), that, in the judgment of the Representative, makes it impractical or inadvisable to offer or deliver the Securities on the terms and in the manner contemplated in the Time of Sale Disclosure Package and in the Prospectuses.

(e) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion or opinions of Stewart McKelvey, Canadian counsel for the Company, and such local agents as Stewart McKelvey may designate, dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(f) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion of Troutman Sanders LLP, U.S. counsel for the Company, and the negative assurance letter of Troutman Sanders LLP, each dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(g) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the negative assurance letter of Goodwin Procter LLP, U.S. counsel for the Underwriters, dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(h) On the First Closing Date there shall have been furnished to the Underwriters, the opinion of McCarthy Tétrault LLP, Canadian counsel for the Underwriters, dated such closing date and addressed to the Representative, in form and substance reasonably satisfactory to the Representative.

(i) On the date of this Agreement, the date of the Canadian Prospectus Supplement, the date of the U.S. Prospectus Supplement, the First Closing Date and the Second Closing Date, as the case may be, the Underwriters shall have received:

(i) a letter of PricewaterhouseCoopers LLP, dated such date and addressed to the Representative, confirming that they are independent public accountants within the meaning of the Securities Act, are in compliance with the applicable requirements relating to the qualifications of accountants under Rule 2-01 of Regulation S-X of the Commission, meet the independence requirements of the applicable Canadian professional associations and are in good standing with the Canadian Public Accountability Board and stating, as of the date of such letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the Time of Sale Disclosure Package, as of a date not prior to the date hereof or more than five days prior to the date of such letter), the conclusions and findings of said firm with respect to the financial information and other matters covered by its letters of such nature customarily delivered by accountants in public offerings of securities conducted in both Canada and the United States, and the effect of the letter so to be delivered on the First Closing Date and the Second Closing Date, as the case may be, shall be to confirm the conclusions and findings set forth in such prior letter; and

(j) On the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, a certificate, dated such closing date and addressed to the Representative, signed by the chief executive officer and by the chief financial officer of the Company, to the effect that:

(i) The representations and warranties of the Company in this Agreement are true and correct in all material respects, as if made at and as of such closing date, except that any representations and warranties qualified by materiality shall be true and correct in all respects, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such closing date;

(ii) No stop order, cease trade order or other order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof or the qualification of the Securities for offering or sale under Canadian Securities Laws, nor suspending or preventing the use of the Time of Sale Disclosure Package, the Prospectuses or any Issuer Free Writing Prospectus, has been issued, and no proceeding for that purpose has been instituted or, to their knowledge, is contemplated by the Commission, any Qualifying Authority or any state, provincial or regulatory body; and

(iii) The signers of said certificate have carefully examined the Registration Statement, the Time of Sale Disclosure Package and the Prospectuses, and any amendments thereof or supplements thereto, and

(A) the Registration Statement, or any amendment thereof, does not contain and did not contain when such part of the Registration Statement, or any amendment thereof, became effective, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except that such statement shall not apply to statements in or omissions from the Registration Statement, or any amendment thereof, based upon and in conformity with written information furnished to the Company by any Underwriter specifically for use therein, and the Prospectuses, as amended or supplemented, does not include and did not include as of its date or the time of first use within the meaning of the Rules and Regulations, any untrue statement of material fact or omit to state and did not omit to state as of its date or the time of first use within the meaning of the Rules and Regulations a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that such statement shall not apply to statements in or omissions from the Prospectuses, as amended or supplemented, based upon and in conformity with written information furnished to the Company by any Underwriter specifically for use therein,

(B) at the time of filing thereof with the Qualifying Authorities and at the First Closing Date and the Second Closing Date, the Canadian Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company and the Subsidiaries, taken as a whole, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

(C) neither (1) the Time of Sale Disclosure Package nor (2) any individual Issuer Limited-Use Free Writing Prospectus, when considered together with the Time of Sale Disclosure Package, include, nor included as of the Time of Sale any untrue statement of a material fact or omits, or omitted as of the Time of Sale, to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that such statement shall not apply to statements in or omissions from the Time of Sale Disclosure Package or any Individual Limited-Use Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter specifically for use therein,

(D) since the Time of Sale there has occurred no event required to be set forth in an amended or supplemented prospectus which has not been so set forth,

(E) subsequent to the respective dates as of which information is given in the Registration Statement, the Time of Sale Disclosure Package and Prospectuses, the Company has not incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions, not in the ordinary course of business, or declared or paid any dividends or made any distribution of any kind with respect to its capital stock, and except as disclosed in the Time of Sale Disclosure Package and in the Prospectuses, there has not been any change in the share capital (other than a change in the number of outstanding shares of Variable Voting Shares or Common Voting Shares due to the issuance of shares upon the exercise of outstanding options or warrants), or any material change in the short term or long term debt, or any issuance of options, warrants, convertible securities or other rights to purchase the capital stock, of the Company (other than issuances of options under the Company’s existing stock option plans) or any Material Adverse Change or any development involving a prospective Material Adverse Change (whether or not arising in the ordinary course of business), and

(F) except as stated in the Registration Statement, the Time of Sale Disclosure Package and in the Prospectuses, there is not pending, or, to the knowledge of the Company, threatened or contemplated, any action, suit or proceeding to which the Company is a party before or by any court or governmental agency, authority or body, or any arbitrator, which could reasonably be expected to result in any Material Adverse Change.

(k) The Underwriters shall have received all the Lock-Up Agreements referenced in Section 4(j).

(l) The Company shall have furnished to the Underwriters such additional documents, certificates and evidence as the Representative may have reasonably requested.

(m) At the First Closing Date, the Company shall have submitted to NASDAQ a Notification Form: Listing of Additional Shares related to the Securities and shall have received the conditional approval of the TSX for the issuance and listing of the Securities (subject only to customary post-closing document delivery requirements).

(n) The Underwriters shall have received on the First Closing Date a certificate of the secretary of the Company customary for transactions of the type contemplated hereby.

(o) The Underwriters shall not have received any unresolved objection from FINRA as to the fairness and reasonableness of the amount of compensation allowable or payable to the Underwriters in connection with the issuance and sale of the Securities.

(p) On the date of the Canadian Prospectus Supplement, the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion of Québec counsel to the Company, Lavery, de Billy LLP, to the effect that the French language versions of the Canadian Prospectus, including the Canadian Base Prospectus and all of the documents incorporated by reference therein (and any further amendments or supplements thereto, including any Supplementary Material), are in all material respects a complete and proper translation of the English language version thereof, except with respect to the following information (the “Financial Information”) as to which no opinion need be expressed by such counsel: financial statements (including the notes thereto), auditors reports, and management’s discussion and analysis of results of operations.

(q) On the date of the Canadian Prospectus Supplement, the First Closing Date and the Second Closing Date, as the case may be, there shall have been furnished to the Underwriters, the opinion of PricewaterhouseCoopers LLP, which opinion shall be to the effect that the Financial Information included or incorporated by reference in the French language versions of the Canadian Prospectus, including the Canadian Base Prospectus and all of the documents incorporated by reference therein (and any further amendments or supplements thereto, including any Supplementary Material), is in all material respects a complete and proper translation of the English language version thereof.

Prior to the First Closing Date and the Second Closing Date, if applicable, the Underwriters shall have received such further certificates and documentation from the Company as may be contemplated herein as the Underwriters or their counsel may reasonably request; provided, however, that the Underwriters or their counsel shall request any such certificates or other documents within a reasonable period prior to the First Closing Date or Second Closing Date, as applicable, that is sufficient for the Company to obtain and deliver such certificates or documents, and in any event, at least two (2) Business Days prior to the First Closing Date or Second Closing Date, as applicable. The Company will furnish the Underwriters with such conformed copies of such opinions, certificates, letters and other documents as the Representative shall reasonably request.

6. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless the several Underwriters, their affiliates, directors and officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities, joint or several, to which the Underwriters may become subject, under the Securities Act, Canadian Securities Laws or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the

Company), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to the Rules and Regulations, if applicable, the Time of Sale Disclosure Package, the Prospectuses, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, with respect only to the Time of Sale Disclosure Package, the Prospectuses, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in light of the circumstances under which they were made, not misleading, and will reimburse the Underwriters for any legal or other expenses reasonably incurred by them in connection with investigating or defending against such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Time of Sale Disclosure Package, the Prospectuses, or any such amendment or supplement, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with information provided in writing to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f). To the extent that any reimbursement payment is so held to have been improper, the Underwriter that received such payment shall promptly return it to the party or parties that made such payment.

(b) Each Underwriter, severally and not jointly, will indemnify and hold harmless the Company, its affiliates, directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act, Canadian Securities Laws or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Time of Sale Disclosure Package, the Prospectuses, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Time of Sale Disclosure Package, the Prospectuses, or any such amendment or supplement, or any Issuer Free Writing Prospectus in reliance upon and in conformity with information provided in writing to the Company by any Underwriter specifically for use therein; (it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 6(f), and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending against any such loss, claim, damage, liability or action as such expenses are incurred.

(c) Promptly after receipt by an indemnified party under Section 6(a) or Section 6(b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party except to the extent such indemnifying party has been materially prejudiced by such failure. In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of the indemnifying party’s election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that if, in the judgment of counsel to the Representative, it is advisable for the Underwriters to be represented by separate counsel, the Underwriters shall have the right to employ a single counsel (in addition to local counsel) to represent the Representative and all Underwriters who may be subject to liability arising from any claim in respect of which indemnity may be sought by the Underwriters under subsection (a) of this Section 6, in which event the reasonable fees and expenses of such separate counsel shall be borne by the indemnifying party or parties and reimbursed to the Underwriters as incurred. An indemnifying party shall not be obligated under any settlement agreement relating to any action under this Section 6 to which it has not agreed in writing. In addition, no indemnifying party shall, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceeding unless such settlement includes an unconditional release of such indemnified party for all liability on claims that are the subject matter of such proceeding and does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d) If the indemnification provided for in this Section 6 is unavailable or insufficient to hold harmless an indemnified party under Section 6(a) or 6(b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in Section 6(a) or 6(b) above, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriter, in each case as set forth in the table on the cover page of the U.S. Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 6(d) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this Section 6(d). The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 6(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject of this Section 6(d). Notwithstanding the provisions of this Section 6(d), the Underwriters shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by them and distributed to the public were offered to the public exceeds the amount of any damages that the Underwriters have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this Section 6(d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e) The obligations of the Company under this Section 6 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Securities Act; and the obligations of the Underwriters under this Section 6 shall be in addition to any liability that the Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company (including any person who, with his consent, is named in the Registration Statement as about to become a director of the Company), to each officer of the Company who has signed the Registration Statement and to each person, if any, who controls the Company within the meaning of the Securities Act.

(f) The Underwriters confirm and the Company acknowledges that the statements with respect to the public offering of the Securities by the Underwriters to be set forth in the third, sixth, seventh and tenth paragraphs under the caption “Plan of Distribution” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement are correct and constitute the only information concerning such Underwriters furnished in writing to the Company by or on behalf of the Underwriters specifically for use in the Registration Statement, the Time of Sale Disclosure Package, the Prospectuses or any Issuer Free Writing Prospectus.

7. Representations and Agreements to Survive Delivery. All representations, warranties, and agreements of the Company herein or in certificates delivered pursuant hereto, including but not limited to the agreements of the Underwriters and the Company contained in Section 6 hereof, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriters or any controlling person thereof, or the Company or any of its officers, directors, or controlling persons, or any controlling person thereof, and shall survive delivery of, and payment for, the Securities to and by the Underwriters hereunder.

8. Termination of this Agreement.

(a) The Representative shall have the right to terminate this Agreement by giving notice to the Company as hereinafter specified at any time at or prior to the First Closing Date, and the option referred to in Section 3(b), if exercised, may be cancelled at any time prior to the Second Closing Date, if (i) the Company shall have failed, refused or been unable, at or prior to such closing date, to perform any agreement on its part to be performed hereunder, (ii) any other condition of the Underwriters’ obligations hereunder is not fulfilled, (iii) trading on NASDAQ or the TSX, shall have been suspended, (iv) minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on NASDAQ or the TSX, by such Exchange or by order of the Commission or any other Governmental Authority having jurisdiction, (v) a banking moratorium shall have been declared by U.S. federal, Canadian federal or state authorities, or (vi) there shall have occurred any outbreak or escalation of hostilities, any change in financial markets or any calamity or crisis that, in the Underwriters’ judgment, is material and adverse and makes it impractical or inadvisable to proceed with the completion of the sale of and payment for the Securities. Any such termination shall be without liability of any party to any other party except that the provisions of Section 4(g) and Section 6 hereof shall at all times be effective and shall survive such termination.

(b) If the Representative elects to terminate this Agreement as provided in this Section 8, the Company shall be notified promptly by the Representative by telephone, confirmed by letter.

9. Default by the Company

(a) If the Company shall fail at the First Closing Date to sell and deliver the number of Securities which it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of the Underwriters or, except as provided in Section 4(g) and Section 6 hereof, any non defaulting party. No action taken pursuant to this Section 9 shall relieve the Company from liability, if any, in respect of such default.

10. Notices. Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters shall be mailed or delivered to the Representative c/o Canaccord Genuity Corp., Brookfield Place, 161 Bay Street, Suite 3000, P.O. Box 516, Toronto, ON, Canada M5J 2S1, Attention: Equity Capital Markets (fax: (416) 869-3876), and a copy to each of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, 66 Wellington St. W., Toronto, ON, M5K 1E6, Attention: Wendi Locke and Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, Attention: Thomas S. Levato. Notices to the Company shall be mailed or delivered to DXH Media Ltd., 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7, Attention: Chief Executive Officer, with a copy to General Counsel, Mark Gosine. Any party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.

11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities. By the execution and delivery of this Agreement, the Company (a) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation Systems (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any U.S. federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation and (b) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to CT Corporation Systems at 111 8th Avenue, 13th Floor, New York, New York 10011), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect for a period of five years from the date hereof. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

12. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns and the controlling persons, officers and directors referred to in Section 6. Nothing in this Agreement is intended or shall be construed to give to any other person, firm or corporation any legal or equitable remedy or claim under or in respect of this Agreement or any provision herein contained. The term “successors and assigns” as herein used shall not include any purchaser, as such purchaser, of any of the Securities from the Underwriters.

13. Absence of Fiduciary Relationship. The Company acknowledges and agrees that: (a) the Underwriters have been retained solely to act as underwriters in connection with the sale of the Securities and that no fiduciary, advisory or agency relationship between the Company and the Underwriters has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Underwriters have advised or are advising the Company on other matters; (b) the price and other terms of the Securities set forth in this Agreement were established by the Company following discussions and arms-length negotiations with the Underwriters and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (c) it has been advised that the Underwriters and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Underwriters have no obligation to disclose such interest and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; (d) it has been advised that the Underwriters are acting, in respect of the transactions contemplated by this Agreement, solely for the benefit of the Representative and the other Underwriters, and not on behalf of the Company; (e) it waives to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty in respect of any of the transactions contemplated by this Agreement and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to principles of conflict of laws.

15. Counterparts. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

16. General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Follows]

Please sign and return to the Company the enclosed duplicates of this Agreement whereupon this Agreement will become a binding agreement between the Company and the Underwriters in accordance with its terms.

Very truly yours,

DHX MEDIA LTD.

By:	/s/ Dana Landry
Name:	Dana Landry
Title:	Chief Executive Office

The foregoing Underwriting Agreement

is hereby confirmed and accepted as

of the date first above written, on behalf of

themselves and the other several

Underwriters named in Schedule I hereto.

CANACCORD GENUITY CORP.

By:	/s/ Brent Layton
Name:	Brent Layton
Title:	Director

SCHEDULE I

Underwriter	Number of Firm Shares to be Purchased(1)
Canaccord Genuity Corp.	3,466,800
RBC Dominion Securities Inc.	1,083,375
Credit Suisse Securities (Canada), Inc.	650,025
Echelon Wealth Partners Inc.	650,025
TD Securities Inc.	650,025
CIBC World Markets Inc.	433,350
Clarus Securities Inc.	433,350
GMP Securities L.P.	433,350
National Bank Financial Inc.	433,350
Scotia Capital Inc.	433,350

Total:	8,667,000

(1)	The Underwriters may purchase up to an additional 1,300,050 Option Shares, to the extent the option described in Section 3(b) of the Agreement is exercised, in the proportions and in the manner described in the Agreement.

SCHEDULE II

Issuer General Free Writing Prospectuses

Free Writing Prospectus filed by the Company under Rule 433 on April 26, 2016.

SCHEDULE III

Material Subsidiaries of the Company

DHX Media (Halifax) Ltd.

DHX Media (Toronto) Ltd.

DHX Media (Vancouver) Ltd.

Wild Brain Entertainment Inc.

The Copyright Promotions Licensing Group Limited

DHX Media (UK) Ltd.

DHX Worldwide Limited

Epitome Pictures Inc.

Epitome Screen Productions Inc.

DHX Television Ltd.

Nerd Corps Entertainment Inc.

SCHEDULE IV

Executive Officers and Directors Subject to Lockup

Elizabeth Beale

David C. Colville

Sir Judson Graham Day

Michael Patrick Donovan

Deborah Drisdell

Dana Sean Landry

D. Geoffrey Machum

Robert G. C. Sobey

Catherine Tait

Donald Arthur Wright

Keith Benjamin Abriel

Steven Graham Denure

Mark Gregory Gosine

David Andrew Regan

EXHIBIT A

Form of Lockup Agreement

___, 2016

CANACCORD GENUITY CORP.

As Representative of the several Underwriters

c/o Canaccord Genuity Corp.

Brookfield Place

161 Bay Street, Suite 3000

P.O. Box 516, Toronto, ON

Canada M5J 2S1

Re:  Public Offering of Variable Voting Shares and Common Voting Shares

Ladies and Gentlemen:

The undersigned understands that Canaccord Genuity Corp. (the “Representative”), will act as representative for a group of underwriters (the “Underwriters”), that proposes to enter into the Underwriting Agreement (the “Underwriting Agreement”) with DHX Media Ltd., a Canadian corporation (the “Company”), providing for the offering (the “Offering”) of variable voting shares of the Company, without par value (the “Variable Voting Shares”), and common voting shares, without par value (the “Common Voting Shares,” and, together with the Variable Voting Shares, the “Shares”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In order to induce the Underwriters to enter into the Underwriting Agreement, the undersigned hereby agrees that, commencing on the date hereof and continuing until the ninetieth (90th) day following the First Closing Date in connection with such Offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representative, on behalf of the Underwriters (which consent may be withheld in each Representative’s sole discretion), directly or indirectly, (1) offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any Variable Voting Shares or Common Voting Shares, or any securities convertible into or exercisable or exchangeable for the Variable Voting Shares or Common Voting Shares; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Variable Voting Shares or Common Voting Shares, or any securities convertible into or exchangeable for the Variable Voting Shares or Common Voting Shares, regardless of whether any such transaction described herein is to be settled by delivery of the Variable Voting Shares or Common Voting Shares or such other securities, or by delivery of cash or otherwise; (3) make any demand for, or exercise any right with respect to, the registration or prospectus qualification of any Variable Voting Shares or Common Voting Shares or any security convertible into or exercisable of exchangeable for the Variable Voting Shares or Common Voting Shares; or (4) publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the restrictions set forth in clauses (1) and (2) above shall not apply to (a) transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein for the remainder of the Lock-Up Period, (ii) by will or intestate succession, (iii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iv) to any partner, member or stockholder of the undersigned or (v) effected pursuant to any exchange of “underwater” options with the Company, provided that (A) in connection with transactions described in clauses (ii), (iii) and (iv) above, the recipient (as applicable) agrees to be bound in writing by the restrictions set forth herein for the remainder of the Lock-Up Period and the related transfer shall not involve a disposition for value, and (B) in connection with transactions described in clauses (i), (ii), (iii), (iv) and (v) above, no filing or public announcement by any party under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), insider reporting requirements of Canadian securities laws, or otherwise, shall be required or shall be made voluntarily in connection with such transfer; (b) the acquisition or exercise of any stock option issued pursuant to the Company’s existing stock option plan or employee stock purchase plan as described in the Registration Statement, including any exercise effected by the delivery of Variable Voting Shares or Common Voting Shares of the Company held by the undersigned or (c) sales under any trading plan under Rule 10b5-1 of the Exchange Act or comparable provisions of Canadian securities laws in existence as of the date hereof, and the restrictions set forth in clauses (1), (2) and (4) above shall not apply to the sale of up to 500,000 Shares by Michael Donovan commencing on the day immediately following the thirtieth (30th) day from the date of this Lock-Up Agreement. In addition, notwithstanding the lock-up restrictions described herein, the undersigned may at any time after the date hereof enter into a trading plan meeting the requirements of Rule 10b5-1 of the Exchange Act (a “New Plan”) relating to the sale of Variable Voting Shares or Common Voting Shares, if then permitted by the Company and applicable law, provided that the Variable Voting Shares or Common Voting Shares subject to such New Plan may not be sold during the Lock-Up Period. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. None of the restrictions set forth in this Lock-Up Agreement shall apply to the sale of Variable Voting Shares or Common Voting Shares acquired by the undersigned through open market transactions following the Offering, if and only if (x) such sales are not required to be reported with the United States Securities and Exchange Commission pursuant to Canadian insider reporting requirements or Section 16(a) of the Exchange Act, and (y) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

The undersigned agrees that the foregoing restrictions preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of Variable Voting Shares or Common Voting Shares even if such Variable Voting Shares or Common Voting Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Variable Voting Shares or Common Voting Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Variable Voting Shares or Common Voting Shares.

If the undersigned is a director or officer of the Company, (i) the Representative agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Variable Voting Shares or Common Voting Shares, the Representative will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representative hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if both (a) the release or waiver is effected solely to permit a transfer not for consideration, and (b) the transferee has agreed in writing to be bound by the same terms described in this Lock-Up Agreement that are applicable to the transferor, to the extent and for the duration that such terms remain in effect at the time of the transfer.

The undersigned hereby agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of securities of the Company held by the undersigned during the Lock-Up Period (as may have been extended pursuant hereto), except in compliance with this Lock-Up Agreement.

Anything to the contrary notwithstanding, if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Variable Voting Shares and Common Voting Shares to be sold thereunder, this Lock-Up Agreement shall lapse and become null and void and the undersigned shall be released from all obligations under this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement may not be revoked by the undersigned or the Company. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

Very truly yours,
Print Name:
Print Title:
Signature:

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